APPENDIX A

The graphic presentation displayed here consists of a bar chart representing the annual total returns of Trust for Government Cash Reserves as of the calendar year-end for each of nine years. The `y' axis reflects the "% Total Return" beginning with "0%" and increasing in increments of 2% up to 8%. The `x' axis represents calculation periods from the earliest calendar year end of the Trust's start of business through the calendar year ended December 31, 1998. The light gray shaded chart features nine distinct vertical bars, each shaded in charcoal, and each visually representing by height the total return percentages for the calendar year stated directly at its base. The calculated total return percentage for the Trust for each calendar year is stated directly at the top of each respective bar, for the calendar years 1990 through 1998. The percentages noted are: 7.87%, 5.71%, 3.45%, 2.86%, 3.96%, 5.59%, 5.05%, 5.17%, and 5.11%,
respectively.